EMX Royalty Corporation (the "Company")

Report on Voting Results pursuant to Section 11.3 of National Instrument 51-102

Continuous Disclosure Obligations ("NI 51-102")

Following the Annual General Meeting of Shareholders of the Company held on June 28, 2024 (the "Meeting"), and in accordance with Section 11.3 of NI 51-102, we hereby notify you of the following results obtained at the Meeting:

1. The number of directors of the Company was set at seven (7) by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 54,070,607 (97.21%) votes FOR and 1,553,179 (2.79%) votes AGAINST.

2. The following directors were elected at the Meeting by a majority of the shareholders that voted at the Meeting:

Director	Votes FOR	Votes WITHHELD
Dawson C. Brisco	37,258,604 (98.45%)	587,549 (1.55%)
David M. Cole	37,095,103 (98.02%)	751,050 (1.98%)
Sunny S.C. Lowe	35,838,637 (94.70%)	2,007,513 (5.30%)
Henrik K.B. Lundin	37,457,032 (98.97%)	389,121 (1.03%)
Geoff G. Smith	37,400,148 (98.82%)	446,005 (1.18%)
Michael D. Winn	37,188,762 (98.26%)	657,391 (1.74%)
Chris A. Wright	37,256,385 (98.44%)	589,768 (1.56%)

3. Davidson & Company LLP, Chartered Accountants, were appointed as auditors of the Company and the directors were authorized to fix their remuneration by a majority of the shareholders that voted at the Meeting. Shares voted by proxy represented 55,080,307 (99.02%) votes FOR and 543,480 (0.98%) votes WITHHELD.

4. Ratification of the Company's Stock Options Plan was approved by shareholders that voted at the Meeting. Shares voted by proxy represented 35,862,250 (94.76%) votes FOR and 1,983,904 (5.24%) votes AGAINST.

Dated at Vancouver, British Columbia this 28th day of June 2024

EMX Royalty Corporation

By:  /s/ Rocio Echegaray

 Rocio Echegaray

 Corporate Secretary

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel:  (604) 688-6390  Fax:  (604) 688-1157 www.EMXRoyalty.com